The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                         PHYLLIS MAXWELL'S GROUPS, INC.

                                1,000,000 SHARES

                                  COMMON STOCK

                           --------------------------


     The minimum number of shares that an investor may purchase is 1000. There is no trading market for our common stock; it is not listed on any national securities exchange, the Nasdaq stock market, or the over the counter market.

     We are offering the shares directly on an all or none, best-efforts basis. The offering will end on May 3, 2001, a date which is 90 days from the date of this prospectus unless it is terminated by us on an earlier date as we may deem appropriate or if extended by us for an additional 30 days to June 2, 2001, in our sole discretion and without notice. All funds received from the subscribers will be held in escrow in an interest bearing account. If all shares offered are not sold by May 3, 2001, the offering will terminate and all funds received from the subscribers will be returned promptly. Each of our officers and directors or affiliated persons or related parties may, but are not obligated to, purchase up to 100,000 shares on the same terms and conditions as all other investors. The shares purchased by our officers and directors or affiliated persons or related parties may be purchased for investment and not for resale and will be included in determining whether the minimum offering criteria has been satisfied.

                              --------------------

           See "Risk Factors" beginning on Page 4 for a discussion of risks to consider before purchasing our common stock.

                              --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-----------------------------------------------------------------------------------------
                        Price to the Public(1)  Maximum Commissions(1)  Proceeds to the
                                                                        Company
-----------------------------------------------------------------------------------------
Per Share                       $0.05                    -0-                  $50,000.00
-----------------------------------------------------------------------------------------
Total 1,000,000 Shares        $50,000.00                 -0-                  $50,000.00
-----------------------------------------------------------------------------------------

(1)  We are offering the shares directly on an all or none best efforts basis.


                The date of this prospectus is February 2, 2001.

                                TABLE OF CONTENTS



Prospectus Summary............................................................3
Risk Factors..................................................................4
Cautionary Note Regarding Forward-Looking Statements .........................7
Use of Proceeds...............................................................8
Arbitrary Determination of Offering Price.....................................8
Dilution......................................................................9
Plan of Distribution ........................................................10
Selected Financial Data......................................................11
Management's Discussion and Analysis of Financial
  Condition and Results of Operations........................................12
Business ....................................................................17
Legal Proceedings............................................................20
Management...................................................................20
Executive Compensation.......................................................21
Principal Shareholders.......................................................22
Description of Capital Stock.................................................22
Limitation of Liability and indemnification matters .........................24
Legal Matters................................................................25
Interest of Named Experts and Counsel........................................25
Experts......................................................................25
Where You Can Find Additional Information....................................25
Index to Financial Statements................................................27

                               PROSPECTUS SUMMARY


     This summary contains significant information about us and the offering. You should read the entire prospectus, including the section titled "Risk Factors" and our financial statements and the related notes, before deciding to invest in our common stock.


Phyllis Maxwell's Groups, Inc.

     Our company purchases tickets for Broadway and Off-Broadway productions for groups of 20 or more in New York. We offer tickets for those productions which meet certain criteria such as critical acclaim, wide audience appeal and significant content and entertainment.

     We also provide our customers with general information and recommendations on the various productions and theatre events based upon suitability for each client, critical reviews and word of mouth.

     Our offices are located at 1501 Broadway, New York, New York 10036. Our telephone number at our corporate offices is (212) 768-2990.

The Offering


Common stock offered by us                  1,000,000 shares


Common stock to be outstanding              11,500,000 shares
after this offering

Use of proceeds                             The proceeds from the sale of the
                                            shares in this offering will be
                                            utilized to substantially expand our
                                            web site, implement new marketing
                                            programs, and for the general
                                            expansion of our business through
                                            greater use of the internet.

Term of Offering                            90 days (subject to our right to
                                            extend the offering for an
                                            additional 30 days or to earlier
                                            terminate the offering, all without
                                            notice.)

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of the following risks.

Our recent revenue growth may not continue in the future which would materially and adversely affect our profit levels.

     There can be no assurance that the revenue growth we have experienced in recent periods will continue or increase. The prediction of our future results is difficult and, therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.

     To the extent that revenues do not grow at anticipated rates, or that we are unable to secure or retain large contracts similar to those obtained in prior periods, our business, results of operations and financial condition would be materially and adversely affected because our profit levels will decline.

Our sales will not increase as anticipated if acceptance of the internet does not occur.

     Currently, only a small portion of our customers are solicited by internet. Our company is listed as a source for group tickets on 5 web sites. Our growth strategy business is based on the premise that a significant portion of the theatre-going public will seek to obtain tickets via the Internet. As such, our success in expanding our business depends upon the widespread acceptance of the internet as a key source for additional customers. If acceptance of the internet does not occur, or if it occurs more slowly than expected, our sales will not increase at the levels anticipated or may not increase at all.

Internet access problems and failures could decrease the rate of our future growth.

     We currently solicit only a small portion of our sales via the internet. Our services are currently listed on 5 web sites and approximately 400 search engines. Any persistent problems, failures or disruptions on those web sites or on Internet access provided by third parties in general could prevent the execution and success of our growth strategy.

It is unclear how any existing and future laws enacted will be applied to the internet industry and those laws may decrease our potential growth and future success.

     We are seeking to expand our technological capabilities to enable us to provide our services on the Internet. A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease our potential growth, and the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Our long term liquidity and capital resources are uncertain which may adversely affect our ability to continue our operations in the future.

     In the event that our cash reserves are depleted, we may need to seek additional capital. If we do, there can be no assurance that we will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to meet our long term requirements. If we are unable to generate the required amount of additional capital, our ability to meet our obligations and to continue our operations may be adversely affected.

We may not be able to compete successfully against current and future competitors.

     We currently compete with at least 17 companies in the New York City area, who provide similar services to ours. Many of these, such as TDI and the Shubert and Nederlander Theatres, may have significantly greater financial resources, name recognition, and technical and marketing resources, and virtually all of them are seeking to improve their technology, products and services. In addition to our existing competitors, if we successfully implement our planned expansion strategy, we will also be competing with such larger companies as Ticket Master or Telecharge. We can not assure you that we will have the financial resources or the technological expertise to successfully meet this competition.

Subscribers to the offering will have little or no influence on matters requiring shareholder approval because we are controlled by our officers, directors and entities affiliated with them who will be able to control all matters requiring shareholder approval.

     In the aggregate, Phyllis Maxwell, our president, owns 95% of our issued and outstanding shares of common stock. Mrs. Maxwell will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combinations transactions.

Our future performance is dependent on our ability to retain key personnel, the loss of which would adversely affect our success and growth.

     Our performance is substantially dependent on the performance of our senior management and sales personnel. In particular, our success depends on the continued efforts of our president, Phyllis Maxwell and our vice president, Mr. Richard Kelley. Mrs. Maxwell has 22 years of experience and a strong relationship with box office personnel and customers. Mr. Kelley has thirty years of experience as a company manager and theatre treasurer and he has an extensive knowledge of theatre. Both Mrs. Maxwell's and Mr. Kelley's knowledge of theatre and reputation are sought by clients. The loss of the services of either of Mrs. Maxwell or Mr. Kelley could have a material adverse effect on our business, results of operations and financial condition as commission revenues would most likely dramatically decline. We do not have employment agreements in place with our senior management or key employees.

Our management is inexperienced in managing a public company.

     Our current management has not had any previous experience managing a public company or a large operating company. There can be no assurance that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. Any inability to manage growth effectively could have a material adverse effect on our future success.

The value and transferability of our shares may be adversely impacted by the limited trading market for our shares and the penny stock rules.

     There is no current trading market for our shares and there can be no assurance that a trading market will develop, or, if a trading market does develop, that it will be sustained. To the extent that a market develops for our shares at all, they will likely appear in what is customarily known at the "pink sheets" or on the NASD Bulletin Board, which may limit their marketability and liquidity.

     To date, neither we nor anyone acting on our behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for our shares. Further, we have not had any discussions with any market maker regarding the participation of any market maker in the future trading market, if any, for our shares. In addition, holders of our common stock may experience substantial difficulty in selling their securities including as a result of the "penny stock rules," which restrict the ability of brokers to sell certain securities of companies whose assets or revenues fall below the thresholds established by those rules.

Future sales of shares by us may reduce the value of our stock.

     The total amount of shares covered by this prospectus would represent approximately 10% of the number of our outstanding shares on the date of this prospectus. If required, we will seek to raise additional capital through the sale of our common stock. Future sales of shares by us could cause the market price of our common stock to decline.

The offering price of our shares was arbitrarily determined by us and thus, is not an indication of the stock's valuation.

     Prior to this offering, there has been no public trading market for our shares. The initial public offering price of our shares has been arbitrary determined by us and does not bear any relationship to established valuation criteria such as assets, book value or prospective earnings. Among the factors considered by us were the proceeds to be raised by the offering, the lack of trading market, the amount of capital to be contributed by the public in proportion to the amount of stock to be retained by present stockholders and our relative requirements.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

     These forward-looking statements include statements about:

     o    our market opportunity;

     o    our strategies;

     o    competition;

     o    expected activities and expenditures as we pursue our business plan;
          and

     o    the adequacy of our available cash resources.

     These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations, those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, (iii) the Internet and Internet commerce and (iv) our financing plans. Although we believe that the expectations reflected in the forward-looking statement are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

     The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offering.

     The accompanying information contained in this prospectus, including the information discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" identify important factors that could adversely affect actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statement appearing above.

                                 USE OF PROCEEDS

     The shares are being offered directly by us on a best-efforts, all or none basis. The shares will be sold on a first come-first serve basis. Unless all 1,000,000 shares are sold by May 3, 2001 (which is 90 days of the date of this Prospectus, which period may be extended for an additional 30 days in our sole discretion), the offering will terminate and all of the funds received from subscribers by the date on which the offering is terminated will be promptly returned (along with any interest earned on their funds). The proceeds of the offering will be held in escrow until the earlier of the date on which (i) all 1,000,000 shares are sold or (ii) the offering is terminated. Therefore, in the event that all 1,000,000 shares are not sold, prospective investors funds may be held in escrow for as long as 120 days before they are returned by the escrow agent.

     If the 1,000,000 shares offered are sold, the gross proceeds of this offering will be $50,000 and the net proceeds will be $50,000. We expect expenses of the offering, including, but not limited to, accounting fees and legal fees, to be approximately $19,000. These expenses will be paid from our working capital. In addition, a legal fee was paid through the issuance of 400,000 shares of our common stock, giving effect to a subsequent stock split of 100,000 to 1 on September 22, 2000, at a value of $16,000.

     The proceeds will be utilized for the payment of expenses incurred by us in creating and operating a web site and for our general expansion. We anticipate that the costs required to enhance our web site will be approximately $20,000. In addition, we expect to expend approximately $10,000 for part time employees for information technology development and the coordination of our expansion. Additional equipment purchases are estimated to be approximately $5,000. The balance of the proceeds will be used for working capital reserve.

     It may be necessary for us to incur some administrative costs for preparation and filings of periodic reports with the Securities and Exchange Commission, the amount of which is not expected to be more than $10,000 through December 31, 2001. It is expected that these costs would be paid from existing working capital and cash flow from operations. We expect to keep any proceeds not utilized for these purposes in a working capital reserve.

     Except as described in this prospectus, no portion of the proceeds of the offering will be paid to officers, directors and/or their affiliates or associates.

                    ARBITRARY DETERMINATION OF OFFERING PRICE

     There is no trading market for our shares. The initial offering price of $0.05 per share has been arbitrarily determined by us, and bears no relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Among the factors considered by us in determining the initial offering price were:

*    The lack of trading market

*    The proceeds to be raised by the offering

* The amount of capital to be contributed by the public in proportion to the amount of stock to be retained by present stockholders

     We have not declared, and do not foresee declaring, any dividends now or into the foreseeable future.

                                    DILUTION

     The difference between the public offering price per share and the pro forma net tangible book value per share of our Common Stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock. Dilution arises mainly from the arbitrary decision by a company as to the offering price per share. Dilution of the value of the shares purchased by the public in this offering will also be due, in part, to the lower book value of the shares presently outstanding, and in part, to expenses incurred in connection with the public offering.

     Net tangible book value is the net tangible assets of a company (total assets less total liabilities and intangible assets; please refer to "Financial Statements"). At September 30, 2000, we had a net tangible book value of $95,618 or $.01 per share.

     After giving effect to the sale of the 1,000,000 shares being offered at an initial public offering price of $.05 per share and after deducting estimated expenses of this offering ($19,000), our adjusted net tangible book value at September 30, 2000 after the offering would have been $163,119 or $.01 per share, representing an immediate increase in net tangible book value of $.00 per share to the existing shareholders and an immediate dilution of $.04 or 80% per share to new investors.

     The following table illustrates the above information with respect to dilution to new investors on a per share basis:

Initial public offering price                                              $.05
Pro forma net tangible book value at September 30, 2000                     .01
Increase in pro forma net tangible book value attributed to new investors   .00
Adjusted pro forma net tangible book value after offering                   .01
Dilution to new investors                                                   .04

     The following table sets forth, on a pro forma basis as of September 30, 2000, with respect to our existing stockholders and new investors, a comparison of the number of shares of common stock we issued, percentage ownership of those shares, the total consideration paid, the percentage of consideration paid and the average per share.

                               Shares Purchased          Total Consideration
                               ----------------          -------------------
                            Average
                             Number    Percentage      Amount    Percentage  Price per Share
                             ------    ----------      ------    ----------  ---------------

Existing shareholders      10,500,000     91.3%        $43,449      46.5%        $.00
New investors               1,000,000      8.7          50,000      53.5          .05
Total                      11,500,000    100.0%        $93,449     100.0%        $.01

                              PLAN OF DISTRIBUTION

     We offer the right to subscribe for 1,000,000 shares at $0.05 per share. The minimum number of shares you can purchase is 1,000. We propose to offer the shares directly on a best efforts, all or none basis. Therefore, all 1,000,000 shares must be sold before the offering can be completed. No compensation is to be paid to any person for the offer and sale of the shares. Our president and other Board members, Allen Vershel and Richard Kelley, may distribute prospectuses related to this offering. We estimate that approximately 200 Prospectuses will be distributed by them. They intend to distribute Prospectuses to acquaintances, friends and business associates.

     Although the Company's president and directors are associated persons as that term is defined in Rule 3a4-1 under the Exchange Act, they will deemed not to be a broker for the following reasons:

* They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of their participation in the sale of our securities.

* They will not be compensated for their participation in the sale of the Company's securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

* They are not associated persons of a broker or dealers at the time of their participation in the sale of the Company's securities.

*    They meet all of the following conditions:

     * The associated persons primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; and

     * The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

     * The associated person does not participate in selling an offering of securities for any other issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1 under the Exchange Act.

     As of the date of this prospectus, no broker has been retained by us for the sale of shares being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

Method of Subscribing

     You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $0.05 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to the order of Sierchio & Company, LLP, as Escrow Agent and delivered to us. We reserve the right to reject any subscription in whole or in part in our sole discretion for any reason whatsoever notwithstanding the tender of payment at any time prior to our acceptance of the subscriptions received.

     The funds received from the subscribers will be held by our legal counsel, Sierchio & Company, LLP, as escrow agent, in an interest bearing account. If all 1,000,000 shares are not sold by May 3, 2001 (90 days from the date of this Prospectus, which period may be extended for an additional 30 days by us in our sole discretion), the offering will terminate and all funds received from subscribers by the date the offering is terminated will be promptly returned (along with any interest earned on those funds) to the subscribers.

Expiration Date

     This offering will expire on May 3, 2001, 90 days from the date from the date of this prospectus, unless concluded by us on an earlier date as we may deem appropriate or extended by us for an additional 30 days in our sole discretion and without notice.

                             SELECTED FINANCIAL DATA

     Below are summary statements of operations data for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999 and December 31, 1998, and summary balance sheet data as of September 30, 2000 and 1999, and December 31, 1999 and 1998. This information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

-------------------------------------------------------------------------------------------------
                                          Nine Months Ended              Years Ended December 31,
                                          September 30,                    1999            1998
                                          2000          1999
-------------------------------------------------------------------------------------------------
Commission Revenue                   $   167,697    $   155,764       $   176,949     $   157,358
General Administrative
Expense                                  173,251        105,345           171,973         133,981
Income (Loss) from Operations             (5,554)        50,419             4,976          23,377
Net Income (Loss)                         (2,281)        36,948             5,680          17,368
Retained Earnings                         52,169         85,718            54,450          48,770
Earnings Per Share:
Weighted Average Common Shares
Outstanding- Basic and Diluted        10,150,000     10,000,000        10,000,000      10,000,000
   Basic & Diluted                           .00            .00               .00             .00
Total Assets                             135,566        145,498           118,847          92,850
Total Liabilities                         39,948         36,331            40,948          20,631
Stockholders Equity                       95,618        109,167            77,899          72,219


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to, those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

     We are licensed by the City of New York to resell tickets to Broadway and Off-Broadway theatre performances. Typically, we buy group tickets on behalf of a customer group (usually a minimum of 20 persons) and our fee is paid, with limited exceptions by the theatre. These exceptions include Saturday night tickets, certain holiday periods or if the group falls below 20 persons, in which case the fee is paid by the customer. On occasion, as a special service for group customers, for an additional fee, as few as two or four tickets may be purchased.

     Revenue is not recognized by us until the date the invoice is generated. Generally, our sales and billing process is as follows:

     A customer will contact us regarding the availability of theatre tickets. We will then contact the box office by phone regarding the customer's inquiry. If the ticket availability is satisfactory to the customer, we will send a written confirmation to the theatre detailing the show date and number of tickets needed. Once we receive the signed confirmation back from the theatre, we send the customer an invoice that details the price of the tickets. The price is fixed and determinable. Upon our receipt from the customer of the non-refundable amount due per the invoice, we will immediately remit the funds to the respective show's box office. At that time, we have completed our work necessary to earn our fee from the theatre. After the funds are received by the box office, it sends the tickets to the customer. Our fee is delivered to us by the theatres after the date of the show's performance. Our fee is 9.45% of the ticket price.

     Box offices tend not to pay commission or give discounted ticket prices for holiday and weekend performances. If customers wish to purchase tickets for these periods, we may charge a commission that is, in that case, included in the invoice amount. As such, in those instances, we receive our commission before the date of the performance.

     During the nine month periods ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998, we did not sustain any losses due to cancellation of performances. The closing of any one show will not have a material effect on our revenue stream, since each fee is based on a specific date of performance. When productions are closing after a long theatre run, they tend to announce the closing dates well in advance of the last performance.

     We have been in operation since April 1988. Prior to 1989, Mrs. Maxwell operated the same business as a sole proprietorship.

     We plan to inaugurate an Internet based marketing program that will enable American ticket buyers who plan to visit other English speaking countries to buy their tickets before leaving the United States and make information on these venues readily available. The plan would also enable global buyers of individual tickets to purchase their tickets for Broadway and Off-Broadway tickets by the Internet before leaving for New York. All theatre information is currently on our web sites for groups. The same information for present and future shows would be necessary information for theatre goers to plan their visits to New York.

     We are also looking into the possibility of establishing an email ticket distribution system to be organized between us, one of the ticket sellers (eg. Ticketmaster or Telecharge) with the cooperation of specific producers of shows to have discounts and seat availabilities. This plan is in the formative state and development will not begin until completion of the offering. At this point in time, however, we have not initiated any discussions with ticket sellers or producers.

     We are exploring the organization of a hit theatre ticket club for individual tickets to be sold on a subscription basis that will allow ticket buyers in the New York area to buy 2 or 4 tickets in advance of the theatre season. This plan has been successful when sold by New York institutional theatres, touring companies and specific markets other than New York. This plan would enable buyers to select three or four shows from different producers rather than one theatre or one subscription house.

     We are currently on five web sites (two of our own and three others where we are listed as a source for group Broadway ticket sales) and on approximately 400 search engines in the category of Broadway shows/Theatre Group Sales Agency Entertainment. It is our intention to continue to be listed on every possible search engine.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999 RESULTS OF OPERATIONS

     For the nine months ended September 30, 2000, commission revenues were $167,697 as compared to $155,764 in the same period in 1999, an increase of $11,933 or 7.7%. This increase in commission revenues is attributable to a growth in customer demand to see high quality Broadway entertainment.

     For the nine months ended September 30, 2000, we had a net loss of $2,281 as compared to a net income of $36,948 for the nine months ended September 30, 1999. This reduction in net income is attributable to the fact that our expenses, consisting primarily of general and administrative expenses increased by 64% from $105,345 for the nine months ended September 30, 1999 to $173,251 for the nine months ended September 30, 2000.

     Our general and administrative expenses for the nine months ended September 30, 2000 include but are not limited to officer and office wages and related fringe benefits, professional fees, insurance, telephone, office rent and other office expenses. Of the $52,906 increase in our general and administrative expenses (from $105,345 for the nine month period ended September 30, 1999 to $173,251 for the nine months ended September 30, 2000), approximately $34,000 can be attributed to an increase in our overall salary expenses. Salary expenses increased from $61,449 in the nine month period ended September 30, 1999 to $95,537 for the same period in 2000. Several additional part time employees were hired during the nine months ended September 30, 2000. Our President's salary during this period was the same as the salary she drew during the same period in 1999.

     In addition, our professional fees, also a part of our general and administrative expenses, increased by approximately $25,000 in the nine month period ended September 30, 2000 to $28,074 as compared to $3,450 for the same nine month period in 1999. Of this increase, $20,000 is attributable to the legal and consulting fees which were paid through the issuance of 500,000 shares (giving effect to a subsequent stock split). Also, we retained a computer consultant to update and improve our computer systems. For the nine months ended September 30, 2000, our employee benefit program expenses increased by approximately $3,500 to $14,895 from $11,391 for the same period in 1999 due to an increase in health insurance costs.

     Our interest income increased by $844 or 38% for the nine month period ending September 30, 2000 as compared to the period ending September 30, 1999. This interest was earned on our cash reserves.

     Our income taxes were reduced by $15,900 or 101%, from $15,700 for the nine months ended September 30, 1999 to an income tax benefit of $200 for the nine month period ended September 30, 2000. Our income taxes are based on the prescribed statutory rates based on our income before taxes for the relevant period.

LIQUIDITY AND CAPITAL RESOURCES

     For the nine months ended September 30, 2000, we had a cash flow from operating activities of $1,565, compared to a cash flow from operating activities of $29,615 for the nine months ended September 30, 1999. The reduction in cash flow for the nine months ended September 30, 2000 of 95%, as compared to the same nine month period in 1999 is primarily attributable to the cash paid to suppliers and employees. The additional part time employees hired during the nine months ended September 30, 2000 were paid a salary as compared to the nine months ended September 30, 1999, in which we did not incur equivalent expenses. In addition, a fee was paid to a computer consultant.

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
RESULTS OF OPERATIONS

     For the year ended December 31, 1999, we had a net income of $5,680 compared to a net income of $17,368 in 1998, a decrease of 67.3%. Although our commission revenues increased by 12.4% from $157,358 for the year ended December 31, 1998 to $176,949 for the year ended December 31, 1999, our operating expenses, consisting primarily of general and administrative expenses, increased by 28.4% from $133,981 for the year ended December 31, 1998 to $171,973 for the year ended 1999. The increase in commission revenues was attributed to higher customer demands to see Broadway hits including Disney's Lion King and the opening of Aida in 1999.

     Our general and administrative expenses for the year ended December 31, 1999 include but are not limited to officer and office wages and related fringe benefits, professional fees, travel and entertainment, insurance, telephone, office rent and other office expenses. The $37,992 increase in our general and administrative expenses for the year ended December 31, 1999 can be attributed to the $49,636 increase in our overall salary expense from $56,936 for the year ended December 31, 1998 to $106,572 for the year ended December 31, 1999. This increase can be attributed to the fact that Mrs. Maxwell, our President, was paid a salary of $48,500 during this period, as compared to the year ended December 31, 1998 in which Mrs. Maxwell drew a salary of $4,000.

     In addition, our travel and entertainment expenses for the year ended December 31, 1999 decreased by approximately $4,000, or 41%, from $9,734 in the year ended December 31, 1998 to $5,726 in the year ended December 31, 1999. The travel and entertainment expense is a discretionary account and in the year ended December 31, 1999, we made an effort to lower those expenses.

     In the year ended December 31, 1999, we had interest income of $2,454 compared to an interest income of $2,791 in 1998, a decrease of $337 or 12%. The interest is earned on our cash reserves.

     Our income taxes for the year ended December 31, 1999 decreased by $7,050 or 80.1% from $8,800 in 1998 to $1,750. Our income taxes are calculated based on the prescribed statutory rates based on our income before taxes for the specific period.

LIQUIDITY AND CAPITAL RESOURCES

     We ended 1999 with a cash position of $3,940. We feel that our present cash flow is sufficient to satisfy our current requirements through the year ending December 31, 2001. We expect to use the proceeds from this offering to expand our operations and develop a web site. We anticipate a capital requirement of approximately $35,000 for our web site production and expansion consisting of approximately $20,000 for the enhancement of our web site, $10,000 for part time employees and $5,000 for additional equipment purchases. Our present marketing methods will continue.

     However, we may require significant additional financial resources for future expansion, especially if the expansion is effected through the acquisition of related businesses. It is not possible to quantify what amount may actually be required. If needed, we may seek to obtain the financing through public or private equity offerings. If we are unable to generate the required amount of additional capital, our ability to implement our expansion strategies may be adversely affected. No specific plans exist for a financing at this time.

VARIABLES AND TRENDS

     We have been conducting the same type of business activities for over 11 years. Key variables in our industry are caused by the lack of popularity or attraction of certain productions. However, the demand to see Broadway and Off-Broadway productions is constant. Successful shows are enjoying a longer run time (i.e. Cats ran for 18 years and Miss Saigon will have run for 9 years in December 2000) and more people are going to see theatre.

     In addition, there is a current trend of large, well financed companies such as Disney, SFX, Fox Theatricals and Dadger Theatricals furnishing productions backed by substantial promotion dollars. In fact, Disney is currently presenting three productions on Broadway and SFX has produced two productions with more scheduled in the coming season.

     New theatres and the "rebirth" of the Time Square area of New York City as well as the subsequent tourist increase promise more interest and business in theatre. All of the influences, changes and product development taking place including the changes in Times Square, the participation of the business giants and the promotion of all of live entertainment and the new theatres and restoration of several elegant historic showplaces can only affect us positively. Lion King (Disney) has been playing to 101% (standing room) capacity for 3 years as of November. Cats and Miss Saigon will close after 17 years and 10 years, respectively. The longevity of several of the other shows (i.e. Fosse, Les Miserables, Phantom of the Opera and Chicago) makes for a solid future for Broadway and Off-Broadway.


                                    BUSINESS

Overview

     We were incorporated under the laws of New York on April 18, 1989.

     Neither we nor any of our related companies have ever undergone bankruptcy, receivership, or similar proceeding.

Our Services

     Our company provides services for groups who are interested in attending New York's Broadway and Off-Broadway productions. We purchase group tickets from New York City theatres for certain Broadway and Off-Broadway productions for our clients at box office prices. We select those shows from all of the ongoing productions, that meet certain customer criteria, such as critical appreciation, audience appeal, significant content and entertainment.

     We also provide our customers with information and recommendations on the various productions and theatre events. We inform our clients of what is expected in the upcoming seasons, an important service for customers who must plan ahead, as much as a year in some cases.

Our Current Sources of Revenues

     With the exception of Saturday evening or some holiday performance periods, our clients do not pay a fee for our services. All fees are paid by the respective theatres from which the tickets are purchased. A group consists of a minimum of 20 people. If the number in the group falls below 20 people, a fee is charged to the customer. All fees for 20 or more tickets are paid by the respective theatres from which the tickets were purchased. We do not maintain an inventory of tickets. Tickets are purchased only when an order is placed by our clients.

Our Customers

     We have varied types of clients including:

(a) corporations of all sizes who utilize our services as employee incentives and customer promotions;

(b) tour groups who bring pre-formed groups to New York and include theatre performances in their program;

(c)  schools and universities sponsoring student activities; and

(d)  charities running fund raisers.


     Our clients are located in all parts of the country with a concentration in the northeast. Our clients are solicited by telephone, recommendations from our existing clients and by the internet. We are currently listed on five web sites (clixtix.com, pmaxtix.com, studentfriendlytravel.com, disneycorporation.com, fordtheatre.com) as a source for group tickets.

     We have a cadre of 2000 customers. However, no one customer accounts for more than approximately 8% of our sales volume. Volume for customers vary with seasons, popularity of certain shows or the customers' changing needs or policies.

     We are constantly soliciting new clients and servicing existing ones. We have kept many clients throughout our 11 years of operation. However, invariably, attrition of clients occurs due to personnel changes, mergers, bankruptcy or policy changes at our corporate clients.

     Some of our larger customers buy tickets in increments of 100, 200, or more. Tour companies buy tickets in multiples of bus loads (ie. 47-50 tickets). Some tour customers buy tickets for as many as three or four performances for a group coming to New York for a three or four day visit. Student groups come to perform with bands or as singers or choruses and include theatre as part of their entertainment. Some participants in the Macy's Thanksgiving Day Parade include theatres which we book. On occasion we have arranged theatre, restaurant and other diversions in an entertainment package.

Our Competitive Business Conditions

     Our business is highly competitive with at least seventeen companies, in the New York City area, who provide similar services. Some of our largest competitors are heavily financed and include producers such as Cameron MacIntosh's TDI, and theatre owner groups sales such as Shubert and Nederlander Theatres. Despite this extensive competition, over the last five years, we have not had bookings of less than $1,500,000. We are able to maintain that competitive position based upon the direct and personal contact between Mrs. Maxwell and her customers. In addition, we maintain our strong competitive position by providing our clients with current and regular information on current and future attractions through a newsletter issued three times a year and bi weekly faxes.

     After 22 years in the group sales industry on Broadway, we believe that Mrs. Maxwell has built a following and has a strong relationship with box office personnel. Our relationship with other industry professionals, such as producers, box office personnel, general managers, company managers and public relations firms, nurtured over the years, facilitates the services we provide.

     We believe that Mrs. Maxwell has built a highly regarded reputation for quality service and a comprehensive knowledge of the theatre. Her expertise enables her to offer opinions as to what is appropriate for each client or group. This type of personalized attention is sought after by our customers to enable them to sell the appropriate shows, plan into future periods and consult with knowledgeable theatre people.

     There are several positive factors developing in the live entertainment business. As cited elsewhere, New York theatre and Times Square are entering a new era due to the transformation of Times Square and its environs into a safe, exciting family oriented tourist destination as well as a mecca for the "bus and tunnel" customers from the population centered in the megalopolis (these areas are within a day roundtrip by bus to New York). New York is the second most sought after tourist destination after Orlando, Florida. In 1999, 36 million tourists journeyed to New York. A second trend is the production of family entertainment on Broadway by American predominant entertainment companies. Disney, who has three shows on Broadway, made the first inroad on 42nd Street to give credibility to the Times Square Reclamation Project which was assured when Disney revived and restored an historic theatre treasure, The New Amsterdam. SFX has two shows on Broadway and owns the Ford Theatre, a restoration and consolidation of two theatres into a 1700 seat showplace. The financial strength of these companies has brought about a large amount of advertising and merchandising that has created a surge of demand which can only help our company to do additional business. These expenditures and show-specific advertising campaigns are creating a new audience created by this new awareness.

     Ticket prices have moved upward in recent years. Our fees are based on a fixed percentage of these rising prices and coupled with the increased demand can only increase future revenue. With the use of the internet, it is expected that a whole new market will develop. We intend to use this means to develop and expand our business to the global market place.

Our Suppliers

     The ticket prices and information which we provide to our clients is made available to us by the producers of the respective productions. The tickets are offered to our customers at the prices established by the theatres. The information and reduced group ticket prices provided by the producers are essential to our sales of group theatre tickets. The reduced box office prices established by the theatres are constantly changing and are determined by many factors including projected low periods (January), weather, vacations, slow down of long runs and certain days of the week, etc.

Regulatory Issues

     The City of New York requires us to obtain an annual license and to maintain an insurance policy against fraud. As such, we are bonded and licensed, as per the City of New

York regulations. We are also regulated by the New York State Attorney General which regulates ticket resale prices.

Research and Development

     Other than the costs associated with our search for new clients and industries, we do not spend funds on research and development. However, as we intend to expand the scope of our activities by placing greater reliance on the internet, we expect that the amount of funds we spend on research and development, in particular with respect to our web site, will slowly increase. Telephone solicitation will continue at a modest cost to us. We maintain an 800 number as a service to clients across the country.

Employees

     As of January 24, 2001, we employ a total of four employees of which two are full time, one is part time and one serves as a consultant.

Leasehold

     We operate a leased office, located at 1501 Broadway, Suite 1807, New York, New York 10036. We have a ten year lease due to expire in April 2010. Our annual rent for 2000 is approximately $16,500.

Equipment

     We own and lease various pieces of office equipment including two computers, a printer, a copier and a telephone system as well as additional pieces of office furniture.

     We believe that our properties are adequately covered by insurance as we carry fire, theft and liability insurance. We also carry worker's compensation insurance.

                                LEGAL PROCEEDINGS

     We are not a party to any pending legal proceeding.

                                   MANAGEMENT

     Our director(s), executive officer(s) and other key employees, and their ages, as of January 24, 2001 are as follows:

Name                Age   Positions held with the Company        Since
----                ---   -------------------------------        -----
Phyllis Maxwell     74    President and Director                 1989
Richard Kelley      60    Director                               1998
Allen Vershel       69    Director                               September 2000

     The backgrounds of our directors, executive officers and significant employees are as follows:

     Phyllis Maxwell is the founder and has been president of our company since 1989. After over 20 years of experience in theatre, we believe that Mrs. Maxwell has built relationships with box office personnel as well as a reputation for service and knowledge of theatre.

     Richard Kelley has thirty years of experience in theatre including work as a company manager and box office treasurer. Mr. Kelley has been with us since September 1998. From 1988 through 1998, he served as the Director of Ticketing Operations for the Stamford Center for the Arts. As a group theatre advisor, his extensive knowledge of theatre (past, present and future) is an invaluable tool. His advice and counsel is sought by clients.

     Allen Vershel has been a director of our company since September 5, 2000. Dr. Vershel has degrees in dentistry, law and healthcare administration degrees. From 1978 to present, Dr. Vershel has been a consultant with Second Opinion Dental Consultants where he reviews and evaluates dental malpractice cases for attorneys and insurance companies. Dr. Vershel also serves on the Board of Directors of two private companies.

                             EXECUTIVE COMPENSATION

     The following summary compensation table reflects all compensation awarded to, earned by, or paid to our Chief Executive Officer and president and other employees for all services rendered to us in all capacities during each of the years ended December 31, 1997, 1998 and 1999. None of our other executive offices received salary and bonus exceeding $100,000 during those years.

---------------------------------------------------------------------------
                           Summary Compensation Table
---------------------------------------------------------------------------
                                                                All Annual
Name and Principal Position        Year    Salary     Bonus    Compensation
                                                                    (**)
---------------------------------------------------------------------------
Phyllis Maxwell                    1997   $48,500     $ 0      $ 0
President                          1998   $ 4,000     $ 0      $ 0
                                   1999   $48,500(1)  $ 0      $ 0
---------------------------------------------------------------------------
Richard Kelley                     1997   $   --      $ --     $ --
Vice President     (Sept. - Dec.)  1998   $28,000     $ 0      $ 0
                                   1999   $50,495(2)  $ 0      $ 0
---------------------------------------------------------------------------

(1) Mrs. Maxwell receives health insurance and related fringe benefits, which amounted in total to approximately $5,722 in 1999 and $7,068 in 1998. As a requirement of business, Mrs. Maxwell attends every show on Broadway and much of Off-Broadway. (A portion of her expenses, such as meals, transportation and entertainment of customers, are paid for by us.)

(2) Mr. Kelley receives health insurance and other fringe benefits which amounted in total to approximately $1,050 in 1998 and $3,200 for 1999.

Directors' Compensation

     Directors are not compensated for their services as such.


Employment and Severance Agreement


     There are no employment contracts or agreements between us and our officers.

     We do not have any employee stock option or other incentive plans.


                             PRINCIPAL SHAREHOLDERS

     The following lists as of January 24, 2001 the beneficial ownership of common stock of each person known to us who owns more than 5% of our issued and outstanding common stock and of our directors, executive officers and significant employees.

Name and address* of                Amount and Nature            Percent of
Beneficial Owner                    of Beneficial Ownership         Class
----------------                    -----------------------         -----

Phyllis Maxwell                         10,000,000                   95%

Richard Kelley                              0                         0

Allen Vershel                               0                         0

All directors, executive officers       10,000,000                   95%
And significant employees as a
Group (3 persons)

     *Unless otherwise referenced, the address for each of the above mentioned parties is c/o Phyllis Maxwell's Groups, Inc., 1501 Broadway, Suite 1807, New York, New York 10036.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     We are authorized to issue 20,000,000 shares of common stock, $0.0001 par value per share, of which 10,500,000 shares were issued and outstanding as of the date of this prospectus. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners of those shares at meetings of the stockholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available for the payment of dividends, when, as and if declared by our board of directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     All shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to their ownership. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of our directors if they so choose and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

     Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the board of directors from funds legally available for that purpose. No holder of any shares of common stock has any pre-emptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of our company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and nonassessable.

     Each shareholder of common stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting in the election of directors will be able to elect all the directors if they choose to do so.

Dividends

     We have not declared any dividends since inception, and have no present intention of paying any cash dividends on our common stock in the foreseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

Transfer Agent and Registrar

     Currently, we are acting as our own transfer agent and registrar for our common stock. Upon completion of the offering we will engage Stocktrans, Inc.,7
E. Lancaster Avenue, Ardmore, Pennsylvania 19003 to act as our transfer agent.

Market for our Common Stock

     There has been no trading market for our common stock.

     There are currently three holders of our outstanding common stock. The outstanding common stock was sold in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. There can be no assurance that a trading market will develop. To date, neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker/dealer to act as a market maker for our common stock. Further, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any market maker in the future trading market, if any, for our common stock.

     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 10,500,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act of 1933.

     As of the date of this prospectus, none our shares of common stock are immediately eligible for sale in the public market without restriction or further registration under the Securities Act of 1933, unless purchased by or issued to any "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, described below. All other outstanding shares of our common stock are "restricted securities" as that term is defined under Rule 144, in that those shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

     Sales of substantial amounts of our common stock under Rule 144, this prospectus or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the future sale of our securities.

               LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     We believe that provisions of our Articles of Incorporation and bylaws will be useful to attract and retain qualified persons as directors and officers. Our Articles of Incorporation limit the liability of directors and officers to the fullest extent permitted by New York law. This is intended to allow our directors and officers the benefit of New York's corporation law which provides that directors and officers of New York corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under circumstances which involve acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to our directors, officers and controlling persons under the provisions mentioned above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of that issue.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

     Joseph Sierchio, a principal of Sierchio & Company, LLP, our legal counsel, owns 280,000 shares of our common stock.


                                  LEGAL MATTERS


     The validity of the issuance of the common stock offered by this Prospectus has been passed upon for us by Sierchio & Company, LLP, New York, New York.


                                     EXPERTS

     The financial statements of Phyllis Maxwell's Groups, Inc. at December 31, 1999 and 1998, appearing in this prospectus and in the registration statement have been audited by Marden, Harrison & Kreuter, CPAs, P.C., independent certified accountants, as described in their report regarding the financial statement appearing elsewhere in this Registration Statement, and are included in reliance upon that report given upon the authority of that firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts, agreements or other documents, those references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     We intend to send an annual report, including audited financial statements, to our shareholders. We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

     Our registration statement can be reviewed by accessing the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                                    INDEX TO

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1999
                     --------------------------------------


                                    CONTENTS
                                    --------


Independent auditors' report

Financial statements:

  Balance sheets

  Statements of income

  Statements of stockholders' equity

  Statements of cash flows

  Notes to financial statements

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Phyllis Maxwell's Groups, Inc.
1501 Broadway
Suite 1807
New York, New York 10036

We have audited the accompanying balance sheets of Phyllis Maxwell's Groups, Inc. as of December 31, 1998 and 1999 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phyllis Maxwell's Groups, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

MARDEN, HARRISON & KREUTER
Certified Public Accountants, P.C.


White Plains, New York
August 7, 2000

                         PHYLLIS MAXWELL'S GROUPS, INC.

                                 BALANCE SHEETS

                                -----------------

                                                     Year ended           Year ended         Nine months ended
                                                     December 31,         December 31,       September 30,
                                                         1998                 1999                 2000
                                                        --------            --------            --------
                                                                                               (Unaudited)
ASSETS

Current assets:
    Cash                                                $    529            $  3,740            $  5,505
    Commissions receivable                                80,472              92,111             107,265
    Other assets                                              34               5,666               5,666
                                                        --------            --------            --------

         Total current assets                             81,035             101,717             118,436

Loans receivable - stockholder                            11,815              17,130              17,130
                                                        --------            --------            --------

         Total assets                                   $ 92,850            $118,847            $135,566
                                                        ========            ========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                      $  1,013            $ 20,330            $ 20,330
  Deferred taxes payable                                  19,618              20,618              19,618
                                                        --------            --------            --------

         Total liabilities                                20,631              40,948              39,948
                                                        --------            --------            --------

Commitments

Stockholders' equity:
  Common stock, no par value; 20,000,000
    shares authorized, 10,000,000 shares issued
    and outstanding at December 31, 1998 and
    1999; 10,500,000 shares issued and
    outstanding at September 30, 2000                        100                 100              20,100
  Additional paid-in capital                              23,349              23,349              23,349
  Retained earnings                                       48,770              54,450              52,169
                                                        --------            --------            --------

         Total stockholders' equity                       72,219              77,899              95,618
                                                        --------            --------            --------

         Total liabilities and stockholders' equity     $ 92,850            $118,847            $135,566
                                                        ========            ========            ========

   The accompanying notes are an integral part of these financial statements.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                              STATEMENTS OF INCOME

                           ---------------------------

                                                                                      Nine months         Nine months
                                               Year ended          Year ended            ended               ended
                                              December 31,        December 31,       September 30,       September 30,
                                                  1998                1999                1999                2000
                                             -----------         -----------         -----------         -----------
                                                                                      (Unaudited)         (Unaudited)
Commission revenue                           $   157,358         $   176,949         $   155,764         $   167,697

General and administrative expenses              133,981             171,973             105,345             173,251
                                             -----------         -----------         -----------         -----------

Income (loss) from operations                     23,377               4,976              50,419              (5,554)

Interest income                                    2,791               2,454               2,229               3,073
                                             -----------         -----------         -----------         -----------

Income (loss) before income taxes                 26,168               7,430              52,648              (2,481)
                                             -----------         -----------         -----------         -----------

Income taxes(benefit):
  Current                                          1,182                 750                 650                 800
  Deferred                                         7,618               1,000              15,050              (1,000)
                                             -----------         -----------         -----------         -----------

                                                   8,800               1,750              15,700                (200)
                                             -----------         -----------         -----------         -----------

Net income (loss)                            $    17,368         $     5,680         $    36,948         $    (2,281)
                                             ===========         ===========         ===========         ===========

Net income (loss) per common share -
   basic and diluted                                 .00                 .00                 .00                 .00
                                             ===========         ===========         ===========         ===========

Weighted average common shares
   Outstanding - basic and dilutive           10,000,000          10,000,000          10,000,000          10,150,000
                                             ===========         ===========         ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                   ------------------------------------------

                                                      Common Stock              Additional
                                                      ------------                Paid-In         Retained
                                                Shares           Amount           Capital         Earnings           Total
                                              ----------       ----------       ----------       ----------       ----------
Balances, December 31, 1997                   10,000,000       $      100       $   23,349       $   31,402       $   54,851

Net income, year ended 1998                         --               --               --             17,368           17,368
                                              ----------       ----------       ----------       ----------       ----------

Balances, December 31, 1998                   10,000,000              100           23,349           48,770           72,219

Net income, year ended 1999                         --               --               --              5,680            5,680
                                              ----------       ----------       ----------       ----------       ----------

Balances, December 31, 1999                   10,000,000       $      100       $   23,349       $   54,450       $   77,899
                                              ==========       ==========       ==========       ==========       ==========

Nine months ended September 30, 1999
  (unaudited):

Balances, December 31, 1998                   10,000,000       $      100       $   23,349       $   48,770       $   72,219

Net income, nine months ended                       --               --               --             36,948           36,948
                                              ----------       ----------       ----------       ----------       ----------

Balances, September 30, 1999                  10,000,000       $      100       $   23,349       $   85,718       $  109,167
                                              ==========       ==========       ==========       ==========       ==========

Nine months ended September 30, 2000
  (unaudited):

Balances, December 31, 1999                   10,000,000       $      100       $   23,349       $   54,450       $   77,899

Issuance of shares for professional
  services                                       500,000           20,000             --               --             20,000

Net loss, nine months ended                         --               --               --             (2,281)          (2,281)
                                              ----------       ----------       ----------       ----------       ----------

Balances, September 30, 2000                  10,500,000       $   20,100       $   23,349       $   52,169       $   95,618
                                              ==========       ==========       ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                            STATEMENTS OF CASH FLOWS

                         ------------------------------

                                                                                  Nine months         Nine months
                                          Year ended           Year ended            ended               ended
                                          December 31,        December 31,       September 30,       September 30,
                                              1998                1999                1999                2000
                                           ---------           ---------           ---------           ---------
                                                                                  (Unaudited)         (Unaudited)
Cash flows provided by (used in):
  Operating activities:
    Cash received from customers           $ 131,039           $ 165,310           $ 134,031           $ 152,543
    Cash paid to suppliers and
     employees                              (128,738)           (158,288)           (105,995)           (153,251)
    Interest received                          2,791               2,454               2,229               3,073
    Income tax paid                           (1,182)               (750)               (650)               (800)
                                           ---------           ---------           ---------           ---------

         Net cash provided by
          operating activities                 3,910               8,726              29,615               1,565
                                           ---------           ---------           ---------           ---------

  Financing activities:
    Loans to stockholder                      (3,381)             (5,315)            (12,000)               --
                                           ---------           ---------           ---------           ---------

         Net cash used in
          financing activities                (3,381)             (5,315)            (12,000)               --
                                           ---------           ---------           ---------           ---------

Net increase in cash                             529               3,411              17,615               1,565

Cash, beginning of period                       --                   529                 529               3,940
                                           ---------           ---------           ---------           ---------

Cash, end of period                        $     529           $   3,940           $  18,144           $   5,505
                                           =========           =========           =========           =========

   The accompanying notes are an integral part of these financial statements.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                            STATEMENTS OF CASH FLOWS
                                   (CONCLUDED)

                          -----------------------------

                                                                                            Nine months       Nine months
                                                        Year ended        Year ended           ended             ended
                                                       December 31,      December 31,      September 30,     September 30,
                                                           1998              1999              1999              2000
                                                         --------          --------          --------          --------
                                                                                            (Unaudited)       (Unaudited)
Reconciliation of net income (loss) to net
  cash provided by operating activities:

      Net income(loss)                                   $ 17,368          $  5,680          $ 36,948          $ (2,281)
                                                         --------          --------          --------          --------

  Adjustments to reconcile net income
    to net cash provided by
      operating activities:
    Issuance of common stock for
      professional services                                  --                --                --              20,000
    Deferred income taxes payable                           7,618             1,000            15,050            (1,000)

    Changes in assets (increase) decrease:
        Commission receivable                             (26,319)          (11,639)          (21,733)          (15,154)
        Other assets                                        6,910            (5,632)             --                --
    Changes in liabilities increase (decrease):
        Accounts payable                                   (1,667)           19,317              (650)             --
                                                         --------          --------          --------          --------

             Total adjustments                            (13,458)            3,046            (7,333)            3,846
                                                         --------          --------          --------          --------

             Net cash provided by
               operating activities                      $  3,910          $  8,726          $ 29,615          $  1,565
                                                         ========          ========          ========          ========

Supplemental schedule of non-cash financing activities:

On July 1, 2000, the Board of Directors approved issuance of 500,000 shares of common stock to its legal counsel and a consultant based on the fair value of shares of common stock issued totaling $20,000.

   The accompanying notes are an integral part of these financial statements.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                   ------------------------------------------

(1)  Nature of operations:

     Phyllis Maxwell's Groups, Inc. (the Company) is licensed by the City of New York to resell group tickets to Broadway and off-Broadway performances.

(2)  Interim financial statements:

     The balance sheet as of September 30, 2000 and the related statements of operations and retained earnings and cash flows for the nine month periods ended September 30, 1999 and 2000 are unaudited. However, in the opinion of management these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited nine-month period ended September 30, 2000 are not necessarily indicative of the results which may be expected for the entire 2000 fiscal year.

(3)  Summary of significant accounting policies:

     (A)  Revenue recognition:

          Commission revenue is recognized at the date the invoice is generated. The Company is paid directly from the theatre after the date of the performance, which may be over a year after the date of the invoice. The Company may have losses due to cancellation of performances. Historically, these losses have not been significant and losses under present obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result from a cancellation of a performance. It is at least reasonably possible that the Company's estimate will change in the near term.

     (B)  Income taxes:

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to the bases of revenue recognition for financial and income tax reporting purposes. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                   ------------------------------------------

(3)  Summary of significant accounting policies (con't):

     (C)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     (D)  Net income per share:

          Net income per share-basic is computed based on the weighted average number of shares of common stock outstanding. Net income per share-dilutive reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or other contracts to issue common stock were exercised or converted into common stock or otherwise resulted in the issuance of common stock and is computed similarly to "fully diluted" net income per share that was reported under previous accounting standards. Dilutive potential common shares do not have a significant dilutive effect.

(4)  Stockholders' equity:

     (A)  Common stock and per share data:

          The common stock and per share data for all periods gives effect to a stock split, declared by the Company's Board of Directors on September 22, 2000, of 100,000 to 1 shares which occured immediately before the date of the Company's initial public offering.

     (B)  Issuance of common stock

          On July 1, 2000, the Company issued 400,000 shares of its common stock to its legal counsel and 100,000 shares of its common stock to a consultant based on the fair value of the shares of common stock issued totaling $20,000 ($.04 per share).

     (C)  Initial public offering:

          In September 2000, the Company filed an initial public offering registration with the Securities and Exchange Commission in hopes of issuing an additional 1,000,000 shares of common stock at an issuance price of $.05 per share.

          Following the issuance of these shares, the Company's current President will own 95% of the outstanding common stock of the Company.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                   ------------------------------------------

(5)  Operating leases:

     At December 31, 1999, the Company is obligated under operating leases for office space and office equipment, with minimum lease payments through April 2010 as follows:

           Year ending
           December 31,                              Amount
           ------------                              ------

               2000                                $ 16,973
               2001                                  16,558
               2002                                  16,354
               2003                                  16,354
               2004                                  16,354
               Thereafter                            96,909
                                                   --------

                                                   $179,502
                                                   ========

     Rent expense for the years ended December 31, 1998 and 1999 applicable to these operating leases was $14,119 and $16,447, respectively.

     Rent expense for the nine-month periods ended September 30, 1999 and 2000 applicable to these operating leases was approximately $11,800 and $13,900, respectively.

(6)  Concentration risk:

     Financial instruments, which potentially expose the Company to concentrations of credit risks, consist primarily of cash and commissions receivable.

     Commissions receivable are due from production companies, which operate in theaters throughout New York City. The Company minimizes its risks by monitoring its customer balances.

     The Company at times during the year maintains its cash in accounts which exceed Federally insured limits for such accounts. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

(7)  Related party:

     (A)  Loans receivable - stockholder:

          At December 31, 1998 and 1999, the Company has advanced a personal loan to its majority stockholder amounts totaling $11,815 and $17,130, respectively. At September 30, 2000, the Company has advanced its stockholder amounts totaling $17,130. These advances are noninterest bearing and were repaid during December 2000.

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                   ------------------------------------------


(8)  Income taxes:

     The components of income tax expense are as follows:

                               Year ended          Year ended         Nine months          Nine months
                              December 31,        December 31,      ended September      ended September
                                  1998                1999             30, 1999             30, 2000
                              ------------        ------------      ---------------      ---------------
                                                                      (Unaudited)          (Unaudited)
     Current
       Federal                  $   256             $   100             $  --               $  --
       State and local              926                 650                 650                 800
                                -------             -------             -------             -------

                                  1,182                 750                 650                 800
                                -------             -------             -------             -------

     Deferred
       Federal                    3,075                 400               6,500                (500)
       State and local            4,543                 600               8,550                (500)
                                -------             -------             -------             -------

                                  7,618               1,000              15,050              (1,000)
                                -------             -------             -------             -------

          Total                 $ 8,800             $ 1,750             $15,700             $  (200)
                                =======             =======             =======             =======

     A reconciliation of the statutory Federal income tax rate to the provision for income taxes is as follows:

                                      Year ended       Year ended        Nine months       Nine months
                                     December 31,     December 31,     ended September   ended September
                                        1998              1999            30, 1999          30, 2000
                                     ------------     ------------     ---------------   ---------------
                                                                         (Unaudited)       (Unaudited)
     Statutory Federal income
      tax rate                           34%               34%               34%               34%

     State and local taxes               18                18                18                18

     Effect of net operating loss        --                --                --               (38)

     Effect of graduated
      rates on statutory rate           (18)              (28)              (22)              (22)
                                        ----              ----              ----              ----

                                         34%               24%               30%               (8)%
                                        ====              ====              ====              ====

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                   ------------------------------------------


(8)  Income taxes - cont'd:

     The details of deferred income tax assets and liabilities are as follows:

                                        Year ended       Year ended         Nine months            Nine months
                                        December 31,     December 31,      ended September       ended September
                                            1998              1999             30, 1999             30, 2000
                                       --------------  ----------------  ------------------    ------------------
                                                                             (Unaudited)           (Unaudited)
       Deferred income tax assets:
        Net operating loss
         carryforward                  $       --         $      --         $       --            $     1,000
       Accounts Payable                        --             8,000                 --                  8,000
       Deferred income tax liabilities:
        Accounts receivable               (19,618)          (28,618)           (34,668)               (28,618)
                                       ----------         ---------         ----------            ------------
           Net deferred income tax
             liabilities               $  (19,618)        $ (20,618)        $  (34,668)           $   (19,618)
                                       ===========        ==========        ===========           ============

At September 30, 2000, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $3,200 which expire through 2015.

(9)    Earnings (loss) per share:

                                          Income                        Shares                 Per-share
                                        (Numerator)                (Denominator)                Amount
                                        -----------                -------------               -----------

       Year ended December 31, 1998:

       Basic EPS

       Income available to common
        stockholders                    $    17,368                     10,000,000             $    .00
                                                                                               ========

       Effective dilutive securities             --                             --
                                        -----------                  -------------

       Diluted EPS

       Income available to common
        stockholders                    $    17,368                     10,000,000             $    .00
                                        ===========                  =============             ========

                         PHYLLIS MAXWELL'S GROUPS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                                   (CONCLUDED)

                     YEARS ENDED DECEMBER 31, 1998 AND 1999
                   ------------------------------------------

(9)  Earnings per share - cont'd:

                                                                 Income            Shares         Per-share
                                                              (Numerator)       (Denominator)       Amount
                                                              -----------       -------------    -----------
       Year ended December 31, 1999:

       Basic EPS

       Income available to common
        stockholders                                            $  5,680         10,000,000        $    .00
                                                                                                   ========

       Effective dilutive securities                                --                 --
                                                                --------         ----------

       Diluted EPS

       Income available to common
        stockholders                                            $  5,680         10,000,000        $    .00
                                                                ========         ==========        ========

       Nine months ended September 30, 1999 (Unaudited):

       Basic EPS

       Income available to common
        stockholders                                            $ 36,948         10,000,000        $    .00
                                                                                                   ========

       Effective dilutive securities                                --                 --
                                                                --------         ----------

       Diluted EPS

       Income available to common
        stockholders                                            $ 36,948         10,000,000        $    .00
                                                                ========         ==========        ========

       Nine months ended September 30, 2000 (Unaudited):

       Basic EPS

       Loss applicable to common
        stockholders                                            $ (2,281)        10,150,000        $    .00
                                                                                                   ========

       Effective dilutive securities                                --                 --
                                                                --------         ----------

       Diluted EPS

       Loss applicable to common
        stockholders                                            $ (2,281)        10,150,000        $    .00
                                                                ========         ==========        ========

                         PHYLLIS MAXWELL'S GROUPS, INC.


                               1,000,000 Shares of
                                  Common Stock

                              --------------------

                                   PROSPECTUS

                              --------------------


                                February 2, 2001